Exhibit 99.1

Alberta Star Development Corp.
(An Exploration Stage Company)

Condensed Financial Statements
(Expressed in Canadian Dollars)

29 February 2012

MANAGEMENT’S COMMENTS ON
UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of Alberta Star Development Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited condensed interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgements based on information currently available.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Alberta Star Development Corp.
(An Exploration Stage Company)
Condensed Statements of Financial Position
(Expressed in Canadian Dollars)

	As at 29	As at 30	As at 1
	February	November	December
	2012	2011	2010
	$	$	$
		(Note 17)	(Note 17)

Assets

Current
Cash and cash equivalents (Note 13)	7,655,139	7,780,441	9,456,219
Amounts receivable (Note 4)	70,482	235,489	247,030
Prepaid expenses	6,635	14,161	36,139

	7,732,256	8,030,091	9,739,388

Exploration and evaluation properties (Note 7)	579,515	729,515	210,260
Property, plant and equipment (Note 5)	3,146,134	3,329,456	3,656,257

	11,457,905	12,089,062	13,605,905

Liabilities

Current
Trade payables and accrued liabilities (Notes 8 and 9)	1,509,223	1,643,829	1,713,640

Decommissioning liabilities (Note 6)	557,959	552,435	489,180

	2,067,182	2,196,264	2,202,820
Equity

Share capital (Note 10)	47,573,745	47,573,745	45,573,745
Contributed surplus (Note 10)	13,637,914	13,578,342	13,231,208
Warrants reserve (Note 10)	-	-	131,064
Deficit, accumulated during the exploration stage	(51,820,936)	(51,259,289)	(49,532,932)

	9,390,723	9,892,798	11,403,085

	11,457,905	12,089,062	13,605,905

The accompanying notes are an integral part of these financial statements.

(1)

Alberta Star Development Corp.
(An Exploration Stage Company)
Condensed Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the three	For the three
	month period	month period
	ended 29	ended 28
	February 2012	February 2011
	$	$
		(Note 17)
Petroleum revenue
Petroleum revenue	644,714	516,359
Petroleum royalties	(137,201)	(84,221)

Petroleum revenue, net of royalties	507,513	432,138

Production costs
Petroleum depletion, depreciation and amortization (Note 5)	355,645	227,798
Petroleum production and transportation	312,074	209,849

Net petroleum loss	(160,206)	(5,509)

Expenses
General and administrative (Schedule 1)	363,491	598,470

Net loss before other items	(523,697)	(603,979)

Other items
Interest income	16,294	16,095
Finance expenses (Note 6)	(5,524)	(4,892)
Foreign exchange loss	(47,587)	(82,480)
Gain on sale of assets	10,518	-
Write-down of exploration and evaluation properties (Note 7)	(11,651)	(5,424)

Net loss and comprehensive loss for the period	(561,647)	(680,680)

Basic and diluted loss and comprehensive loss per share	(0.026)	(0.032)
Weighted average number of common shares outstanding	21,403,979	21,403,979

The accompanying notes are an integral part of these financial statements.

(2)

Alberta Star Development Corp.
(An Exploration Stage Company)
Condensed Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the three	For the three
	month period	month period
	ended 29	ended 28
	February 2012	February 2011
	$	$
		(Note 17)
Cash flows used in operating activities
Net loss for the period	(561,647)	(680,680)
Adjustments to reconcile loss to net cash used by operating activities
Accretion of decommissioning liabilities	5,524	4,892
Depreciation of property, plant and equipment	2,409	4,408
Petroleum depletion, depreciation and amortization	355,645	227,798
Share-based payments	59,572	209,870
Gain on sale of assets	(10,518)	-
Write-down of exploration and evaluation properties	11,651	5,424
Changes in operating assets and liabilities
Decrease in amounts receivable	165,007	28,359
Decrease in prepaid expenses	7,526	30,392
Decrease in trade payables and accrued liabilities	(134,606)	(39,231)

	(99,437)	(208,768)

Cash flows used in investing activities
Exploration and evaluation expenditures	(11,651)	(5,424)
Petroleum and natural gas costs	(24,732)	(525,000)
Proceeds on sale of property, plant and equipment	10,518	-

	(25,865)	(530,424)

Increase (decrease) in cash and cash equivalents	(125,302)	(739,192)

Cash and cash equivalents, beginning of period	7,780,441	9,456,219

Cash and cash equivalents, end of period	7,655,139	8,717,027

Supplemental Disclosures with Respect to Cash Flows (Note 13)

The accompanying notes are an integral part of these financial statements.

(3)

Alberta Star Development Corp.
(An Exploration Stage Company)
Condensed Statements of Changes in Equity
(Expressed in Canadian Dollars)

					Deficit
					accumulated
					during the	Total
	Number of		Contributed	Warrants	exploration	shareholders’
	shares issued	Share capital	Surplus	Reserve	stage	equity
		$	$	$	$	$

Balance at 1 December 2010 (Note 17)	21,403,979	47,573,745	13,231,208	131,064	(49,532,932)	11,403,085

Share-based payments (Note 11)	-	-	209,870	-	-	209,870
Warrants expired	-	-	131,064	(131,064)	-	-
Net loss for the period	-	-	-	-	(680,680)	(680,680)

Balance at 28 February 2011 (Note 17)	21,403,979	47,573,745	13,572,142	-	(50,213,612)	10,932,275

Share-based payments (Note 11)	-	-	6,200	-	-	6,200
Net loss for the period	-	-	-	-	(1,045,677)	(1,045,677)

Balance at 30 November 2011 (Note 17)	21,403,979	47,573,745	13,578,342	-	(51,259,289)	9,892,798

Share-based payments (Note 11)	-	-	59,572	-	-	59,572
Net loss for the period	-	-	-	-	(561,647)	(561,647)

Balance at 29 February 2012	21,403,979	47,573,745	13,637,914	-	(51,820,936)	9,390,723

The accompanying notes are an integral part of these financial statements.

(4)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 1 – General and Administrative Expenses
(Expressed in Canadian Dollars)

	For the three	For the three
	month period	month period
	ended 29	ended 28
	February 2012	February 2011
	$	$

Advertising and promotion	16,746	78,077
Automotive	1,271	1,271
Bank charges and interest	203	406
Consulting fees	33,315	37,000
Depreciation	2,409	4,408
Directors fees (Note 9)	-	3,000
Filing and financing fees	9,160	13,661
Legal and accounting (Note 9)	37,466	16,500
Meals and entertainment	14,466	12,659
Office and miscellaneous	10,571	11,451
Rent and utilities	12,483	11,695
Salaries and benefits (Note 9)	139,036	142,494
Share-based payments (Note 11)	59,572	209,870
Telephone and internet	3,352	2,796
Transfer fees and shareholder information	22,200	33,000
Travel	1,241	20,182

	363,491	598,470

The accompanying notes are an integral part of these financial statements.

(5)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

1.	Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral and oil and gas properties. The recoverability of the amounts expended by the Company on acquiring and exploring mineral and oil and gas properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The head office, principal address and registered and records office is located at 506 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2.

The Company’s condensed financial statements as at 30 November 2011 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $561,647 for the three month period ended 29 February 2012 (28 February 2011 - $680,680) and has working capital of $6,223,033 at 29 February 2012 (30 November 2011 - $6,386,262, 1 December 2010 - $8,025,748).

The Company had cash and cash equivalents of $7,655,139 at 29 February 2012 (30 November 2011 -$7,780,441, 1 December 2010 - $9,456,219), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2012. However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These condensed financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

Statement of compliance

The condensed financial statements of the Company have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements were approved and authorized for issue by the Audit Committee of the Board of Directors on May 29, 2012.

(6)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of petroleum and natural gas and exploration and evaluation assets, the fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of deferred tax assets and liabilities, and ability to continue as a going concern. Actual results may differ from those estimates and judgments.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Exploration and Evaluation Properties

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Option payments received are treated as a reduction of the carrying value of the related property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(7)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Property, plant and equipment

Items of property, plant and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses, net of reversals. Development and production assets are grouped into cash generating units for impairment testing. When significant parts of an item of property, plant and equipment, including oil and gas interests, have different useful lives, they are accounted for as separate items.

Gains and losses on the disposal of an item of property, plant and equipment, including oil and gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net in profit or loss.

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and gas development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and gas assets generally represent costs incurred in developing proven and/or probable reserves and bringing on or enhancing production from such reserves. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of petroleum and natural gas properties are recognized in profit or loss as incurred.

The net carrying value of oil and gas development and production assets is depreciated using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, including estimated future development costs. Future development costs are estimated taking into account the level of development required to bring reserves into production. These estimates are reviewed by independent reserve engineers at least annually. Changes in estimates such as quantities of proved and probable reserves that affect unit-of-production calculations are applied on a prospective basis.

Other items of property, plant and equipment are depreciated over their estimated useful lives using the declining balance method at the following annual rates:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Field equipment	20%
Office equipment	20%

Depreciation of assets used in exploration is capitalized to exploration and evaluation properties.

(8)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

Impairment of non-financial assets

The carrying amount of the Company’s assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset’s recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Revenue recognition and costs of goods sold

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to petroleum purchasers at contractual delivery points and prices paid by the petroleum purchasers.

Revenue as reported represents the Company’s share and is presented before royalty payments to governments and other interest owners.

The costs associated with delivery, including operating and maintenance costs, transportation and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(9)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Decommissioning, restoration and similar liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets or petroleum and natural gas assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the asset it relates to.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Flow-through common shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

(10)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Income taxes

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(11)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the periods presented, this calculation proved to be anti-dilutive.

Financial assets

Financial assets are classified as financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. Financial assets are recognized initially at fair value. The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at FVTPL

Financial assets are classified as held for trading and are included in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives, other than those designated as effective hedging instruments, are also categorized as held for trading. These assets are carried at fair value with gains or losses recognized in profit or loss. Transaction costs associated with financial assets at FVTPL are expensed as incurred. Cash and cash equivalents are included in this category of financial assets.

Held-to-maturity and loans and receivables

Held-to-maturity and loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the financial asset classified in this category are derecognized or impaired, as well as through the amortization process. Transaction costs are included in the initial carrying amount of the asset. Trade and other receivables are classified as loans and receivables and long term investments are classified as held-to-maturity.

(12)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired. Transaction costs are included in the initial carrying amount of the asset. Available-for-sale assets include short term investments in equities of other entities.

The fair value is determined by reference to bid prices at the close of business on the reporting date. Where there is no active market, fair value is determined using valuation techniques. Where fair value cannot be reliably measured, assets are carried at cost.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

Financial liabilities

Financial liabilities are classified as financial liabilities at FVTPL, derivatives designated as hedging instruments in an effective hedge, or as financial liabilities measured at amortized cost, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at FVTPL

Financial liabilities at FVTPL has two subcategories, including financial liabilities held for trading and those designated by management on initial recognition. Transaction costs on financial liabilities at FVTPL are expensed as incurred. These liabilities are carried at fair value with gains or losses recognized in profit or loss.

Financial liabilities measured at amortized cost

All other financial liabilities are initially recognized at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest, other revenues and finance costs. Trade and other payables, and convertible debentures are included in this category of financial liabilities.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

(13)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at each period end.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost have been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced, with the amount of the loss recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

Available-for-sale

If an available-for-sale financial asset is impaired, the cumulative loss previously recognized in equity is transferred to profit or loss. Any subsequent recovery in the fair value of the asset is recognized within other comprehensive income.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

New and revised standards and interpretations

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised standards, amendments and interpretations which are not yet effective:

IFRS 9, “Financial Instruments: Classification and Measurement” is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

IFRS 11, “Joint Arrangements” is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and SIC-13.

IFRS 13, “Fair Value Measurement” is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.

IAS 1 (Amendment), “Presentation of Financial Statements” is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.

(14)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

IAS 19 (Amendment), “Employee Benefits” is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and trade payables. The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The following is a summary of the accounting model the Company elected to apply to each of its significant categories of financial instruments:

			Loans and
	Fair value	FVTPL,	receivables,	Other liabilities,
	hierarchy	at fair value	at amortized cost	at amortized cost
		$	$	$

As at 29 February 2012
Cash and cash equivalents	Level 1	7,655,155	-	-
Amounts receivable	N/A	-	53,811	-
Trade payables	N/A	-	-	45,837

As at 30 November 2011
Cash and cash equivalents	Level 1	7,780,441	-	-
Amounts receivable	N/A	-	209,538	-
Trade payables	N/A	-	-	159,253

As at 1 December 2010
Cash and cash equivalents	Level 1	9,456,219	-	-
Amounts receivable	N/A	-	212,355	-
Trade payables	N/A	-	-	219,935

(15)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Disclosure of a three-level hierarchy for fair value measurements is based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value. The three levels are defined as follows:

Level 1:	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:
inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	inputs to the valuation methodology are unobservable and significant to the fair value measurement.

a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions. As at 29 February 2012, amounts receivable were comprised of Harmonized Sales Tax receivable of $16,671 (30 November 2011 - $25,951, 1 December 2010 - $34,675) and petroleum revenue receivable of $53,811 (30 November 2011 - $209,538, 1 December 2010 - $212,355). As a result, credit risk is considered insignificant.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

c)	Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

(16)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

The following tables provide an indication of the Company’s significant foreign currency exposures as at 29 February 2012, 30 November 2011 and 1 December 2010:

	29 February	30 November	1 December
	2012	2011	2011

Cash and cash equivalents	US$ 1,545,360	US$ 1,544,816	US$ 1,501,979

The Company has not, to the date of these condensed financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

A 1% change in Canadian/US foreign exchange rate at year end would have changed the net loss of the Company, assuming that all other variables remained constant, by approximately $15,454 for the three month period ended 29 February 2012.

d)	Interest Risk

The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment. Changes in market interest rates affect the fair market value of the cash and cash equivalents. However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

A 1% change in short-term rates would have changed the interest income and net loss of the Company, assuming that all other variables remained constant, by approximately $19,138 for the three month period ended 29 February 2012.

e)	Other Risks

The Company is not subject to other market risks.

4.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	29 February	30 November	1 December
	2012	2011	2010
	$	$	$

Harmonized Sales Tax receivable	16,671	25,951	34,675
Petroleum revenue receivable	53,811	209,538	212,355

	70,482	235,489	247,030

(17)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

5.	Property, Plant and Equipment

		Accumulated
		depletion,
		depreciation
		and	Net book
As at 29 February 2012	Cost	amortization	value
	$	$	$

Petroleum and natural gas properties	4,535,930	1,427,883	3,108,047
Computer equipment	60,749	46,498	14,251
Computer software	86,947	86,947	-
Equipment	58,720	42,087	16,633
Furniture and fixtures	25,706	18,503	7,203

	4,768,052	1,621,918	3,146,134

		Accumulated
		depletion,
		depreciation
		and	Net book
As at 30 November 2011	Cost	amortization	value
	$	$	$

Petroleum and natural gas properties	4,361,198	1,072,238	3,288,960
Computer equipment	60,749	45,343	15,406
Computer software	86,947	86,947	-
Equipment	58,720	41,211	17,509
Furniture and fixtures	25,706	18,125	7,581

	4,593,320	1,263,864	3,329,456

		Accumulated
		depletion,
		depreciation
		and	Net book
As at 1 December 2010	Cost	amortization	value
	$	$	$
Petroleum and natural gas properties	3,579,007	-	3,579,007
Computer equipment	60,749	38,740	22,009
Computer software	86,947	86,947	-
Equipment	58,720	36,859	21,861
Furniture and fixtures	67,205	33,825	33,380

	3,852,628	196,371	3,656,257

(18)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

On 9 August 2010, the Company completed an asset purchase with Western Plains Petroleum Ltd. (“Western Plains”) pursuant to which the Company acquired an undivided 50% interest in all of Western Plains’ oil and natural gas interests located in the Lloydminster/Maidstone areas of Saskatchewan and the Lloydminster area of Alberta (the “Western Plains Assets”) for the cash purchase price of $1.7 million, having an effective date of 1 July 2010.

On 26 August 2010, the Company completed a further oil & gas asset purchase with Western Plains pursuant to which the Company acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, having an effective date of 1 July 2010.

On 15 October 2010, the Company announced it had entered into a sub-participation agreement with Arctic Hunter Energy Inc. (“Arctic Hunter”), a company with directors in common. Under the agreement, Arctic Hunter has agreed to a 100% participation interest in two (2) test wells by 31 October 2010. The Company holds a 50% working interest in the Landrose, Saskatchewan assets which form part of the heavy oil assets acquired on 9 August 2010 from Western Plains. Arctic Hunter must pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn 100% of the Company’s pre-farmout working interest in the Test Wells spacing unit subject to reserving unto the Company a 10% overriding royalty payable by Arctic Hunter on all petroleum and natural gas substances produced therefrom until payout. After payout, the Company shall have the option to either covert to a 25% working interest (being 50% of the Company’s pre-farmout 50% working interest) in the test wells spacing unit or remain in a gross overriding royalty position. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement. Western Plains will be the operator of the test wells.

On 18 November 2010, the Company entered into a participation agreement with Sahara Energy Ltd. (“Sahara Energy”). Under the agreement, the Company has agreed to a 50% participation interest with Sahara Energy in the joint lands. The Company must pay 50% of the cost to drill, complete and equip or abandon the test wells to earn a 50% working interest in the test well spacing unit and joint lands subject to reserving unto Sahara Energy a 15% overriding royalty payable by the Company on all petroleum and natural gas substances produced therefrom until payout. After payout, Sahara Energy shall have the option to either convert to a 25% working interest (being 50% of Sahara Energy’s pre-farmout 50% working interest) in the test well spacing unit and joint lands or remain in a gross overriding royalty position. On 28 December 2011, this participation agreement was terminated.

On 19 November 2010, the Company entered into an agreement with Western Plains to acquire a 50% undivided interest each in petroleum and natural gas rights from Triwest Exploration Inc. for a purchase price of $41,510 each.

On 10 May 2011, the Company entered into an asset exchange agreement with Canadian Natural Resources to acquire a 50% working interest in petroleum and natural gas rights, including one standing case well, on 240 acres located in the Landrose area of Saskatchewan in exchange for its 50% working interest in 320 acres of undeveloped land located in the Golden Lake area of Saskatchewan. The aggregate value of the assets exchanged is $50,000.

(19)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter, a company with directors in common (Note 9). Under the agreement, Arctic Hunter has agreed to participate with the Company in the drilling of one test well. Arctic Hunter must pay 50% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn a 25% working interest (being 50% of the Company’s pre-participation 50% working interest) in the well. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement. Western Plains will be the operator of the test wells.

Depletion and depreciation

No general and administrative expenses were capitalized for the three month period ended 29 February 2012. Future development costs of $274,500 (30 November 2011 - $274,500) were included in the depletion calculation.

Impairment test

The Company performed the impairment test at 29 February 2012. No impairment of petroleum and natural gas assets was identified as at 29 February 2012 (28 February 2011 - $Nil).

6.	Decommissioning Liabilities

The Company’s decommissioning liabilities consist of abandonment and restoration costs related to its oil and natural gas properties. The present value of the estimated obligations is $557,958 (30 November 2011 -$552,435, 1 December 2010 - $489,180) using a discount rate at which cash flows have been discounted by 4%.

The undiscounted inflated abandonment and restoration cost obligation at 29 February 2012 is $754,373 (30 November 2011 - $754,373, 1 December 2011 - $812,601) and the estimated cash flows will occur between 2013 to 2037. An accretion expense of $5,524 (28 February 2011 - $4,892) has been charged to operations, included in finance expenses, to reflect an increase in the carrying amount of the decommissioning liabilities.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties:

	29 February	30 November	1 December
	2012	2011	2010
	$	$	$

Balance, beginning of year	552,435	489,180	-
Liabilities incurred or acquired	-	28,005	489,180
Revisions to estimates	-	15,683	-
Accretion	5,524	19,567	-

Balance, end of year	557,959	552,435	489,180

(20)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

7.	Exploration and Evaluation Properties

	Petroleum
	and Natural	Contact	Glacier
	Gas	Lake	Lake	Other
	Properties	Property	Property	Properties	Total
	$	$	$		$

As at 1 December 2010	210,260	-	-	-	210,260
Acquisition costs	660,000	-	-	-	660,000
Camp costs and field supplies	-	3,200	-	-	3,200
Claim maintenance and permitting	-	4,874	6,227	1,419	12,520
Decommissioning liabilities	28,005	-	-	-	28,005
Impairment loss	(168,750)	(8,074)	(6,227)	(1,419)	(184,470)

As at 30 November 2011	729,515	-	-	-	729,515
Camp costs and field supplies	-	675	-	-	675
Claim maintenance and permitting	-	4,749	6,227	-	10,976
Impairment loss	-	(5,424)	(6,227)	-	(11,651)
Transferred to property, plant and equipment	(150,000)	-	-	-	-

As at 29 February 2012	579,515	-	-	-	579,515

(21)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase the NSR for a one-time payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,563.78 ha (26,103.57 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totaling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,789.22 ha (4,421.24 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totaling 6,305.51 ha (15,581.20 acres).

(22)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.

During the year ended 30 November 2009, fourteen claims were allowed to lapse. The Eldorado South Uranium Project now consists of sixteen mineral claims totaling 11,281.85 ha (27,878.62 acres).

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totaling 355.34 ha (878.05 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered 100% in the name of the Company.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company. The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”). On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 710.67 ha (1,756.10 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 40,000 common shares of the Company valued at $56,000.

During the three month period ended 29 February 2012, the Company has not done any work recently and has not budgeted for any in 2012.

(23)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

8.	Trade Payables and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 29 February 2012 is $639,445 (30 November 2011 - $639,445), related to Part XII.6 tax on funds raised by the Company on flow-through share offerings (Note 12).

Included in the accounts payable and accrued liabilities at 29 February 2012 is $739,687 (30 November 2011 - $739,687) related to the estimated costs to the Company for amending its flow-through filings (Note 12).

9.	Related Parties Transactions

Total key management personnel compensation for the three month period ended 29 February 2012 is as follows:

i.

Paid accounting fees of $17,500 (28 February 2011 - $16,500) to a company controlled by the chief financial officer of the Company. During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

ii.

Paid directors fees of $Nil (28 February 2011 - $1,000) to a company controlled by a director of the Company. During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

iii.

Paid directors fees of $Nil (28 February 2011 - $1,000) to a director of the Company. During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

iv.

Paid directors fees of $Nil (28 February 2011 - $1,000) to a director of the Company. During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

v.

Paid salaries and benefits of $73,332 (28 February 2011 - $90,500) to the president of the Company. During the period, 100,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $12,241.

vi.

Paid salaries and benefits of $20,000 (28 February 2011 - $20,000) to the vice president of corporate development of the Company. During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

vii.	Paid salaries and benefits of $25,000 (28 February 2011 - $15,000) to an employee related to the President of the Company.

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter, a company with directors in common (Note 5).

(24)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Included in trade payables and accrued liabilities as at 29 February 2012 is $270 (30 November 2011 -$39,792) payable to a company related to the Company by way of management and directors in common.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements. It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10.	Share Capital

Authorized share capital consists of an unlimited number of voting common shares. Authorized share capital also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Share capital transactions of the Company during the three month period ended 29 February 2012 and year ended 30 November 2011 are summarized as follows:

i.

On 31 January 2012, the Company issued 50,000 stock options to a consultant of the Company with an exercise price of $0.25 per share. The options vest in four equal quarters starting 1 February 2012. All options in this series expire 30 January 2014 (Note 11).

ii.

On 10 January 2012, the Company issued 475,000 stock options to directors and officers of the Company with an exercise price of $0.21 per share which vested immediately. All options in this series expire 9 January 2015 (Note 11).

iii.	During the year ended 30 November 2011, a total of 410,000 stock options with an exercise price of $1.75 per share expired.

iv.	During the year ended 30 November 2011, a total of 100,000 stock options with an exercise price of $1.00 per share were cancelled.

v.

On 8 December 2010, the Company issued 910,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $0.48 per share. A total of 810,000 options vested immediately upon issuance and the remaining 100,000 options vest in four equal quarters starting 8 March 2011. All options in this series expire 7 December 2012 (Note 11).

vi.	During the year ended 30 November 2011, a total of 466,667 share purchase warrants with an exercise price of $0.90 per share expired.

(25)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company. The exercise price for options granted under the plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange and options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the cessation of services.

The following incentive stock options were outstanding at 29 February 2012:

	Exercise	Number	Expiry	Remaining
	price	of options	date	contractual
				life
				(years)
	$

Options	1.00	670,000	2 July 2014	2.34
	0.48	910,000	7 December 2012	0.77
	0.21	475,000	9 January 2015	2.86
	0.25	50,000	30 January 2014	1.92

		2,105,000

The following is a summary of stock option activities during the year ended 30 November 2011:

		Weighted
		average
	Number of	exercise
	options	price
		$

Outstanding and exercisable at 1 December 2010	1,180,000	1.26

Granted	910,000	0.48
Exercised	-	-
Expired	(410,000)	1.75
Forfeited	(100,000)	1.00

Outstanding and exercisable at 30 November 2011	1,580,000	0.70
Exercisable at 30 November 2011	1,555,000	0.70

Weighted average fair value of options granted during the year		0.24

(26)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

The following is a summary of stock option activities during the three months ended 29 February 2012:

		Weighted
		average
	Number of	exercise
	options	price
		$

Outstanding and exercisable at 1 December 2011	1,580,000	0.70

Granted	525,000	0.21
Exercised	-	-
Expired / Cancelled	-	-

Outstanding at 29 February 2012	2,105,000	0.58
Exercisable at 29 February 2012	2,067,500	0.59

Weighted average fair value of options granted during the year		0.12

Warrants

There were no share purchase warrants outstanding at 29 February 2012.

The following is a summary of warrant activities during the three month period ended 29 February 2012 and the year ended 30 November 2011:

Weighted
average
	Number of	exercise
	warrants	price
$

Outstanding and exercisable at 1 December 2010	466,667	0.90

Granted	-	-
Exercised	-	-
Expired	(466,667)	0.90

Outstanding at 30 November 2011 and 29 February 2012	-	-

Weighted average fair value of warrants granted during the period		-

(27)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

11.	Share-based payments

During the period ended 29 February 2012, the Company granted 475,000 stock options to directors and officers of the Company to purchase common shares of the Company for proceeds of $0.21 per common share expiring 9 January 2015 which vested immediately. A further 50,000 stock options were granted to a consultant of the Company and vest on the following dates (Note 10):

Vesting Date	Number of options

1 February 2012	12,500
1 May 2012	12,500
1 August 2012	12,500
1 November 2012	12,500

50,000

During the year ended 30 November 2011, the Company granted 910,000 stock options to employees, directors and consultants of the Company to purchase common shares of the Company for proceeds of $0.48 per common share expiring 7 December 2012. A total of 810,000 of these stock options vested on the grant date of 8 December 2010. A total of 100,000 of these stock options granted to consultants of the Company vest on the following dates (Note 10):

Vesting Date	Number of options

8 March 2011	25,000
8 June 2011	25,000
8 September 2011	25,000
8 December 2011	25,000

100,000

The fair value of the options which vested in the period, estimated using the Black-Scholes Option Pricing Model, was $59,572 (28 February 2011 - $209,870). This amount has been expensed as share-based payments with a corresponding increase in contributed surplus.

The following assumptions were used for the Black-Scholes valuation of stock options granted and vested during the periods:

For the three		For the three
month period		month period
ended 29 February		ended 28 February
	2012	2011

Risk free interest rate	0.99%	1.66%
Expected life	2.9 years	2.0 years
Annualized volatility	83.97%	102.65%
Expected dividends	-	-

(28)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Effective 10 October 2008, the Board of Directors has approved and adopted a shareholders rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009. The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares. The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares. It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints. In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

12.	Commitments and Other Obligations

The Company has certain obligations related to the amendments of its flow-through filings (Note 8).

13.	Supplemental Disclosures with Respect to Cash Flows

Cash and cash equivalents comprise the following:

	29 February	30 November	1 December
	2012	2011	2010
	$	$	$

Cash on hand and balance in bank	1,037,153	1,131,127	2,901,643
Short term deposits(i)	5,088,869	5,073,138	5,012,644
US$ account(ii)	1,529,117	1,576,176	1,541,932

	7,655,139	7,780,441	9,456,219

(i)	Short term deposits include investments that are cashable after 30 days without penalty, with interest rate guarantees extending up to one year.

(ii)	US$1,545,360 (30 November 2011 - US$1,544,816, 1 December 2010 - US$1,501,979) held in a US $ bank account.

	For the three	For the three
	month period	month period
	ended 29	ended 28
	February	February
	2012	2011
	$	$

Cash paid during the period for interest	-	-
Cash paid during the period for income taxes	-	-

(29)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

14.	Bank Facilities

On 8 December 2010, the Company established a $1.1 million credit facility agreement with a Canadian chartered bank, consisting of a revolving operating facility of $800,000 with an interest rate of bank prime plus 2.0% per annum, and a non-revolving acquisition and development facility of $300,000 for petroleum and natural gas reserves with an interest rate of bank prime plus 2.5% per annum. Both credit facilities are due on demand, secured against a first floating charge over all assets of the Company with an undertaking to provide fixed charges on the Company’s petroleum and natural gas properties and the Company must maintain an adjusted working capital ratio greater than 1.0 at all times. The Company has not yet drawn on either credit facility.

15.	Segmented Information

The Company’s business activity is acquiring and exploring mineral and oil and gas properties. All of the activities are carried out in Canada and all of the Company’s assets are held in Canada.

16.	Capital Management

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, warrants and deficit. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the three month period ended 29 February 2012. The Company is not subject to externally imposed capital requirements.

17.	Transition to International Financial Reporting Standards

IFRS 1, “First-time Adoption of International Financial Reporting Standards” establishes guidance for the initial adoption of IFRS. The accounting policies in Note 2 have been applied in preparing the interim financial statements for the three months ended 29 February 2012. The financial statements for the year ended 30 November 2011 were prepared applying available standards under Canadian generally accepted accounting principles (“Canadian GAAP”). For the first-time adoption of IFRS, the comparative information for the three months ended 28 February 2011, the financial statements for the year ended 30 November 2011 and the opening IFRS statement of financial position on 1 December 2010 (the “Transition Date”) have been revised where appropriate to conform with IFRS using various exemptions and options available under IFRS 1.

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Optional exemptions from full retrospective application

Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, “Share-based Payment” to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the Transition Date. The Company elected not to apply IFRS 2 to equity instruments that vested prior to the Transition Date.

Full cost accounting

IFRS 1 provides an exemption for entities that have used the full cost method of accounting under Canadian GAAP. The Company elected to measure oil and gas assets at the Transition Date on the following basis:

(1)	Exploration and evaluation assets at the amount determined under Canadian GAAP; and
(2)

Assets in the development or production phases at the amount determined for the cost center under Canadian GAAP, allocated to the cost center’s underlying assets pro rata using reserve values as at the Transition Date.

Decommissioning liabilities

IFRS 1 requires entities that have taken advantage of the full cost accounting election to measure their decommissioning liabilities on transition under IAS 37, “Provision, contingent liabilities and contingent assets” and to treat any difference between this amount and the amount recognized under Canadian GAAP as an adjustment to retained earnings or deficit.

Mandatory exception to full retrospective application

In accordance with IFRS 1, the Company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were in error. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile its equity, comprehensive loss and cash flows for prior periods. The reconciliations between the previously reported financial results under Canadian GAAP and the current reported financial results under IFRS are provided as follows:

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Reconciliation of Statement of Financial Position as at 1 December 2010

ASSETS		Canadian	IFRS
	Note	GAAP	Adjustments	IFRS
Current
Cash and cash equivalents		$9,456,219	$-	$9,456,219
Amounts receivable		247,030	-	247,030
Prepaid expenses		36,139	-	36,139
		9,739,388	-	9,739,388
Exploration and evaluation properties	(a)	-	210,260	210,260
Property, plant and equipment	(a)	3,866,517	(210,260)	3,656,257
		$13,605,905	$-	$13,605,905

LIABILITIES
Current
Trade payables and accrued liabilities		$1,713,640	$-	$1,713,640

Decommissioning liabilities	(c)	352,780	136,400	489,180
		2,066,420	136,400	2,202,820
EQUITY
Share Capital	(d)	37,397,902	10,175,843	47,573,745
Contributed Surplus		13,231,208	-	13,231,208
Warrants Reserve		131,064	-	131,064
Deficit	(c)(d)	(39,220,689)	(10,312,243)	(49,532,932)
		11,539,485	(136,400)	11,403,085
		$13,605,905	$-	$13,605,905

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Reconciliation of Statement of Financial Position as at 28 February 2011

ASSETS		Canadian	IFRS
	Note	GAAP	Adjustments	IFRS
Current
Cash and cash equivalents		$8,717,027	$-	$8,717,027
Amounts receivable		218,672	-	218,672
Prepaid expenses		5,748	-	5,748
		8,941,447	-	8,941,447
Exploration and evaluation properties	(a)	-	505,260	505,260
Property, plant and equipment	(a)(b)	4,160,774	(506,722)	3,654,052
		$13,102,221	$(1,462)	$13,100,759

LIABILITIES
Current
Trade payables and accrued liabilities		$1,674,412	$-	$1,674,412

Decommissioning liabilities	(c)	358,763	135,309	494,072
		2,033,175	135,309	2,168,484
EQUITY
Share Capital	(d)	37,397,902	10,175,843	47,573,745
Contributed Surplus		13,572,142	-	13,572,142
Deficit	(b)(c)(d)	(39,900,998)	(10,312,614)	(50,213,612)
		11,069,046	(136,771)	10,932,275
		$13,102,221	$(1,462)	$13,102,221

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Reconciliation of Statement of Financial Position as at 30 November 2011

ASSETS		Canadian	IFRS
	Note	GAAP	Adjustments	IFRS
Current
Cash and cash equivalents		$7,780,441	$-	$7,780,441
Amounts receivable		235,489	-	235,489
Prepaid expenses		14,161	-	14,161
		8,030,091	-	8,030,091
Exploration and evaluation properties	(a)	-	729,515	729,515
Property, plant and equipment	(a)(b)(c)	3,352,686	(23,230)	3,329,456
		$11,382,777	$706,285	$12,089,062

LIABILITIES
Current
Trade payables and accrued liabilities		$1,643,829	$-	$1,643,829

Decommissioning liabilities	(c)	459,354	93,081	552,435
		2,103,183	93,081	2,196,264
EQUITY
Share Capital	(d)	37,397,902	10,175,843	47,573,745
Contributed Surplus		13,578,342	-	13,578,342
Deficit	(b)(c)(d)	(41,696,650)	(9,562,639)	(51,259,289)
		9,279,594	613,204	9,892,798
		$11,382,777	$706,285	$12,089,062

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Reconciliation of Statement of Loss and Comprehensive Loss
For the Three Month Period Ended 28 February 2011

		Canadian	IFRS
	Note	GAAP	Adjustments	IFRS

Petroleum revenue
Petroleum revenue		$516,359	-	$516,359
Petroleum royalties		(84,221)	-	(84,221)

Petroleum revenue, net of royalties		432,138		432,138

Petroleum costs
Accretion	(c)	5,983	(5,983)	-
Petroleum depletion, depreciation and amortization	(b)	226,336	1,462	227,798
Petroleum production and transportation		209,849	-	209,849

Net petroleum income (loss)		(10,030)	4,521	(5,509)

Expenses
Mineral properties		5,424	-	5,424
General and administrative		598,470	-	598,470

Net loss before other items and income taxes		(613,924)	4,521	(609,403)

Other items
Interest income		16,095	-	16,095
Finance expenses	(c)	-	(4,892)	(4,892)
Foreign exchange gain (loss), net		(82,480)	-	(82,480)

Net loss and comprehensive loss for the period		$(680,309)	$(371)	(680,680)

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Reconciliation of Statement of Loss and Comprehensive Loss
For the Year Ended 30 November 2011

		Canadian	IFRS
	Note	GAAP	Adjustments	IFRS

Petroleum revenue
Petroleum revenue		$2,331,217	-	$2,331,217
Petroleum royalties		(425,260)	-	(425,260)

Petroleum revenue, net of royalties		1,905,957		1,905,957

Petroleum costs
Accretion	(c)	24,912	(24,912)	-
Petroleum depletion, depreciation and amortization	(b)	1,816,497	(744,259)	1,072,238
Petroleum production and transportation		874,863	-	874,863

Net petroleum income (loss)		(810,315)	769,171	(41,144)

Expenses
Mineral properties		15,720	-	15,720
General and administrative		1,764,471	-	1,764,471

Net loss before other items and income taxes		(2,590,506)	769,171	(1,821,335)

Other items
Interest income		63,373	-	63,373
Finance expenses	(c)	-	(19,567)	(19,567)
Foreign exchange gain (loss), net		(6,263)	-	(6,263)
Gain on sale of assets		57,435	-	57,435

Net loss and comprehensive loss for the year		$(2,475,961)	$749,604	$(1,726,357)

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

Reconciliation of Statement of Cash Flows
For the Three Month Period Ended 28 February 2011

The transition to IFRS did not have a significant impact on the Company’s statement of cash flows for the three months ended 28 February 2011. The transition adjustments recognized in the statements of financial position and statement of loss and comprehensive loss have resulted in reclassifications of various amounts on the consolidated statements of cash flows. However, there were no significant changes to the total operating, financial or investing cash flows. As a result, no reconciliation has been prepared.

Differences between Canadian GAAP and IFRS

(a)	Full cost accounting

The Company reclassified $210,260 which represents the deferred costs related to unproven petroleum and natural gas properties to exploration and evaluation properties from property, plant and equipment as at the Transition Date. As at 28 February 2011 and 30 November 2011, the Company reclassified $505,260 and $729,515, respectively, to exploration and evaluation properties.

(b)	Depletion and depreciation

Under Canadian GAAP, the full cost pool was depleted as one unit on a unit-of-production basis over proven reserves. Under IFRS, the Company depletes petroleum and natural gas interests on a unit of production basis over proven plus probable reserves. In addition, depletion is calculated at an individual component level.

The change in accounting policy related to depletion and depreciation resulted in a decrease in depletion, depreciation and amortization and a corresponding increase in property, plant and equipment of $744,259 for the year ended 30 November 2011.

For the three months ended 28 February 2011, depletion, depreciation and amortization increased by $1,462 with a corresponding decrease in property, plant and equipment of an equal amount.

(c)	Decommissioning liabilities

Under Canadian GAAP, asset retirement obligations were discounted at a credit adjusted risk-free rate of 7%. Under IFRS, the estimated cash flow to abandon and remediate the wells and facilities has been discounted at a risk-free rate of 4% at the Transition Date. Upon transition to IFRS, this resulted in a $136,400 increase in the decommissioning liabilities with a corresponding increase in deficit. Under IFRS, the decommissioning liability is discounted at the end of each reporting period at the current risk-free discount rate. As at 30 November 2011, the Company re-measured the liabilities which resulted in a further difference of $37,973 recorded as a reduction in decommissioning liabilities with offsetting entry to property, plant and equipment.

The accretion expense related to the decommissioning liabilities decreased by $5,345 for the year ended 30 November 2011 under IFRS compared to Canadian GAAP. For the three months ended 28 February 2011, the accretion expense decreased by $1,091. Accretion expense is included in finance expenses under IFRS.

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Expressed in Canadian Dollars)
29 February 2012

(d)	Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of the Canadian Institute of Chartered Accountants (the “CICA”) Emerging Issues Committee Abstract 146, “Flow-through Shares”. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability. Upon renunciation by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense. A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and be recorded as a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and a corresponding increase in deficit of $9,436,156 as at the Transition Date. Further, the indemnification loss of $739,687 recorded as a reduction in share capital under Canadian GAAP has been reclassified as deferred tax expense under IFRS.

18.	Subsequent Events

Following events occurred from the date of the three month period ended 29 February 2012 to the date the interim condensed financial statements were available to be issued on 29 May 2012:

i.	A total of 50,000 stock options exercisable at $1.00 per share were cancelled.

ii.	A total of 65,000 stock options exercisable at $0.48 per share were cancelled.

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